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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 16
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 16 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended, by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the outstanding common stock, par value $0.01 per share, of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        On April 18, 2002, Mentor issued a press release announcing that (1) the subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, April 17, 2002, (2) based on preliminary information from the depositary, as of Wednesday, April 17, 2002, stockholders of the Company had tendered and not withdrawn 1,235,015 Shares during the subsequent offering period, (3) combined with Shares tendered during the initial offering period, a total of 9,099,132 Shares were tendered pursuant to the Offer, bringing Mentor's beneficial Share ownership to approximately 91.37% of the total outstanding Shares and (4) Mentor has accepted for payment all Shares validly tendered in the Offer, including the subsequent offering period. The press release announced that Mentor will acquire the remaining shares of IKOS common stock through a short-form merger in which all remaining IKOS stockholders who did not tender their shares will receive $11.00 per share in cash. Stockholders will receive information in the mail on how to receive payment for their shares in the short-form merger, which does not require the vote or consent of IKOS stockholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated April 18, 2002

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SIGNATURE